Exhibit 99.1

Borr Drilling Limited – Announces Any and All Cash Tender Offer for Notes Due 2028 and Partial Cash Tender Offer for Notes Due 2030 and Consents Solicitation for Proposed Amendments to the Indenture

Hamilton, Bermuda, May 26, 2026 – (NYSE and Euronext Oslo Bors: BORR) (“Borr Drilling” or the “Company”) today announced that it has commenced tender offers to purchase for cash, using cash provided in the Financing Transaction (as defined below), together with cash on hand, the debt securities listed in the table below issued by the Company’s wholly owned subsidiary Borr IHC Limited (the “Issuer”) and certain of its other subsidiaries (collectively, the “Notes”).

Capitalized terms used in this announcement but not otherwise defined shall have the meanings given to them in the Statement.
Notes	CUSIP / ISIN Numbers	Original Principal Amount Issued	Outstanding Principal Amount	Factor	U.S. Treasury Reference Security	Blomberg Reference Page	Tender Offer Consideration	Early Tender Payment (including Consent Payment)	Fixed Spread	Total Consideration
			(1)	(2)			(2)(3)(4)	(3)		(2)(3)(4)
10.000% Senior Secured Notes Due 2028	Rule 144A: 100018 AA8 /US100018AA89 Regulation S: G1467F AA1 / USG1467FAA15	$1,380,696,000.00	$1,128,129,659.88	0.81707317	2.000% UST due November 15, 2026	FIT3	(5)	$50.00	+50	(5)
10.375% Senior Secured Notes Due 2030	Rule 144A: 100018 AB6 / US100018AB62 Regulation S: G1467F AB9 / USG1467FAB97	$877,094,000.00	$770,650,554.20	0.87864078	N/A	N/A	$1,010.00	$50.00	N/A	$1,060.00	(6)

(1)
As of May 22, 2026. For the 2030 Notes, this reflects an aggregate principal amount of 2030 Notes adjusted to reflect amortization in respect thereof. For the 2028 Notes, this reflects an aggregate principal amount of 2028 Notes adjusted to reflect amortization in respect thereof.

(2)
The factor for each series of Notes is a number that represents a fraction (expressed as a decimal rounded to 8 decimal digits) the numerator of which represents the unpaid principal amount of such series of securities and the denominator which represents the current principal amount outstanding of such series of securities (the “Factor”). The Tender Offer Consideration or the Total Consideration, as applicable, will be the amount set forth in the table above multiplied by the applicable Factor, which reflects the partial amortization of the Notes.

(3)
For each $1,000 original principal amount of Notes validly tendered and accepted for purchase and with respect to which the applicable Holder has provided its Consent, as applicable. The Early Tender Payment includes a Consent Payment of $2.50 for each $1,000 original principal amount of Notes. Holders that validly tender their Notes and thereby deliver their Consents at or prior to the Early Tender/Consent Deadline (and do not validly withdraw such Notes and therefore do not validly revoke the related Consents) will be eligible to receive the Consent Payment of $2.50 per $1,000 original principal amount of Notes in respect of such Notes, even if a smaller principal amount of the 2030 Notes is accepted for purchase pursuant to the Tender Offer for the 2030 Notes due to proration.

(4)	Excludes Accrued Interest, which will be paid in addition to the Tender Offer Consideration or the Total Consideration, as applicable.

(5)
The Total Consideration for the 2028 Notes validly tendered will be determined by the Dealer Manager and Solicitation Agent (as defined herein) in the manner described in this Statement by reference to the fixed spread (the “Fixed Spread”) specified above plus the yield (the “Reference Yield”) based on the bid-side price of the U.S. Treasury Reference Security specified above (the “Reference Security”) as quoted on the Bloomberg Bond Trader FIT3 series of pages (the “Reference Page”) at 10:00 a.m., New York City time, on the date referred to herein as the “Price Determination Date,” which includes the Early Tender Payment (including the Consent Payment).

(6)	The Total Consideration for the 2030 Notes includes the Early Tender Payment (including the Consent Payment).

The Tender Offer (as defined below) consists of the offer to purchase for cash, using funds provided by the Financing Transaction (as defined below), together with cash on hand, on the terms and conditions set forth in the Offer to Purchase and Consent Solicitation Statement, dated May 26, 2026 (as it may be amended or supplemented from time to time, the “Statement”) (i) any and all of the outstanding 10.000% Senior Secured Notes due 2028 (the “2028 Notes”) and (ii) up to $447,317,000.00 aggregate original principal amount (the “Maximum 2030 Notes Tender Amount”) of the 10.375% Senior Secured Notes Due 2030 (the “2030 Notes”). We may also use funds provided by the Financing Transaction or cash on hand to pay the Accrued Interest (as defined below) and related costs and expenses. We refer to this offer to purchase the Notes and the potential Increased Offer (as defined below) as the “Tender Offer.”

The Tender Offer and Consent Solicitation are subject to, among other things, the satisfaction or waiver of the Financing Condition (in relation to either of the Tender Offer or the Consent Solicitation or both of them). The “Financing Condition” means the completion of an offering of Senior Secured Notes due 2032 (the “2032 Notes”) and Senior Secured Notes due 2034 (the “2034 Notes” and together with the 2032 Notes, the “New Notes”) by the Issuer and Borr Finance LLC, a Delaware limited liability company and a directly wholly owned subsidiary of the Issuer (together with the Issuer, the “Co-Issuers”) (the “New Notes Offering”) in aggregate principal amount equal to at least $1.6 billion, on terms satisfactory to the Issuer in its sole discretion. The New Notes are expected to be delivered to purchasers thereof on or around June 10, 2026. The Tender Offer and the Statement are not an offer to sell or a solicitation of an offer to buy any New Notes or to participate in any other financing.

We intend consummate the New Notes Offering on terms and conditions satisfactory to us, in our sole discretion, yielding net cash proceeds sufficient to fund the Total Consideration (as defined below) for all tendered Notes accepted in the Tender Offer, including the Consent Payment for all delivered Consents accepted in the Consent Solicitation, and the fees and expenses related to the Tender Offer and Consent Solicitation (the “Financing Transaction”).

Holders of the Notes (each a “Holder” and collectively the “Holders”) who validly tender (and do not validly withdraw) their Notes at or prior to the Early Tender/Consent Deadline will be entitled to receive the Tender Offer Consideration, plus the Early Tender Payment (as defined below), including the Consent Payment (as defined below)) (together, the “Total Consideration”) on June 11, 2026 (the “Early Settlement Date”) if such Notes are accepted for purchase.

The Total Consideration is as follows:
1.
for each $1,000 original principal amount of the 2028 Notes, an amount determined in the manner described in this Statement by reference to the Fixed Spread specified for the 2028 Notes on the front cover page of this Statement over the Reference Yield (as defined below) based on the bid side price of the applicable Reference U.S. Treasury Security (as defined below) specified on the front cover page of this Statement, at the Price Determination Date (as defined below) (unless extended by the Issuer), and

2.	for each $1,000 original principal amount of the 2030 Notes, $1,060.00.

The Tender Offer Consideration or the Total Consideration, as applicable, will be multiplied by the applicable Factor, which reflects the partial amortization of the Notes.

Holders whose Notes are accepted for purchase pursuant to the Tender Offer will also receive accrued and unpaid interest, multiplied by the applicable Factor (“Accrued Interest”) from the last interest payment date on such purchased Notes up to, but not including, the applicable Settlement Date.

We refer to the “Early Tender Payment” as an amount in cash equal to $50.00 for each $1,000 original principal amount of Notes tendered, which includes an amount in cash equal to $2.50 (the “Consent Payment”) for each $1,000 original principal amount of Notes tendered by such Holder and accepted by the Issuer for purchase in the Tender Offer. Payment of the Total Consideration for Holders who tender by the Early Tender/Consent Deadline is expected to be made on the Early Settlement Date (as defined below).

Notwithstanding anything to the contrary contained herein, to the extent that the amount of 2030 Notes validly tendered (and not validly withdrawn) prior to the Early Tender/Consent Deadline exceeds the Maximum 2030 Notes Tender Amount, we intend, but are not obligated to, increase such Maximum 2030 Notes Tender Amount, which may be up to all of the outstanding 2030 Notes (the “Increased Offer”). The Company refers Holders to the Statement for the complete terms and conditions of the Tender Offer.

The Tender Offer will expire at 5:00 p.m., New York City time, on June 24, 2026, unless extended or earlier terminated (such time and date, as the same may be extended or earlier terminated, the “Expiration Time”). In order to be eligible to receive the Total Consideration for your Notes, you must validly tender (and not validly withdraw) your Notes and provide Consents to the Proposed Amendments (as defined below) at or prior to 5:00 p.m., New York City time, on June 8, 2026, unless extended or earlier terminated (such time and date, as the same may be extended or earlier terminated, the “Early Tender/Consent Deadline”). Tendered Notes may be withdrawn in accordance with the terms of the Tender Offer at or prior to 5:00 p.m., New York City time, on June 8, 2026, but not thereafter, unless such time is extended (such time, as the same may be extended, the “Withdrawal/Revocation Time”). If the aggregate principal amount of 2030 Notes (as defined below) validly tendered and not validly withdrawn at the Early Tender/Consent Deadline is equal to or in excess of the Maximum 2030 Notes Tender Amount, the Issuer may, in its sole discretion, not accept any 2030 Notes tendered after the Early Tender/Consent Deadline.

In conjunction with the Tender Offer, we are soliciting from Holders consents (“Consents”) to effect the Initial Offer Proposed Amendments (as defined in the Statement) and, in the event of an Increased Offer, the Increased Offer Proposed Amendments (as defined in the Statement) to the indenture governing the Notes (the “Indenture”). Subject to receipt of the relevant Initial Offer Requisite Consents (as defined in the Statement), the Initial Offer Proposed Amendments would (i) disapply substantially all of the restrictive covenants in the Indenture with respect to the 2028 Notes, (ii) remove certain rights of holders of 2028 Notes upon the occurrence of certain Events of Default (as defined in the Indenture), (iii) align and conform certain covenants, definitions and other terms in the Indenture with those that will be contained in the indenture that will govern the Issuer’s New Notes to be issued in the Financing Transaction (the “New Notes Indenture”) and (iv) with respect to the 2028 Notes only, disapply certain covenants relating to the Collateral and release all Liens in the Collateral securing the 2028 Notes. Subject to receipt of the relevant Increased Offer Requisite Consents, the Increased Offer Proposed Amendments would (i) remove substantially all of the covenants and other obligations under the Indenture that can be removed with the consent of holders of a majority of the original principal amount of the Notes then outstanding and (ii) disapply certain covenants relating to the Collateral and release all Liens in the Collateral securing the Notes. The amendments in the foregoing (ii)(A) and (B) will only be operative in the event there is an Increased Offer (as defined below). The Initial Offer Proposed Amendments and the Increased Offer Proposed Amendments are referred to collectively herein as the “Proposed Amendments.” We refer to this solicitation of Consents with respect to the Proposed Amendments as the “Consent Solicitation.”

Holders are required to Consent to both the Initial Offer Proposed Amendments and the Increased Offer Proposed Amendments in order to tender their Notes in the Tender Offer and, if the Increased Offer occurs and the relevant Requisite Consents are obtained, the Increased Offer Proposed Amendments will be effected in lieu of the Initial Offer Proposed Amendments without any further consent from Holders.

No Consent may be validly delivered, and therefore no Consent Payment shall be made with respect to Notes tendered, after the Early Tender/Consent Deadline.

In addition, pursuant to the terms of the Indenture, the Company may exercise its right to redeem up to 10.0% of the original aggregate principal amount of the 2030 Notes (including additional 2030 Notes that have been issued) at a redemption price equal to 103.0% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to, but not including, the redemption date. However, there can be no assurance that any 2030 Notes will be so redeemed. Nothing contained herein shall constitute a notice of redemption for the Notes. The Company may also exercise its right to redeem the Notes at the applicable redemption price as set out in the Indenture.

Furthermore, if Holders of not less than 90% in aggregate principal amount of the outstanding 2028 Notes or 2030 Notes validly tender and do not withdraw such Notes, the Issuer may elect to redeem all remaining Notes of such series that remain outstanding following such purchase at a redemption price equal to the price offered to each tendering Holder (excluding any early tender or incentive fee) plus, to the extent not included in the payment to tendering Holders, accrued and unpaid interest, if any, thereon, to, but excluding, the date of such redemption. However, there can be no assurance that any Notes will be so redeemed. Nothing contained herein shall constitute a notice of redemption for the Notes.

The Tender Offer and the Consent Solicitation are subject to the satisfaction or waiver of certain conditions as set forth in the Statement. Full details of the terms and conditions of the Tender Offer and the Consent Solicitation are included in the Company’s Solicitation.

Information Relating to the Tender Offer and the Consent Solicitation
The Tender Offer and the Consent Solicitation is being distributed to holders beginning today. Citigroup Global Markets Inc is acting as the dealer manager and solicitation agent for the Tender Offer and the Consent Solicitation (“Dealer Manager and Solicitation Agent”). Questions regarding the terms of the Tender Offers and Consent Solicitations may be directed to Citigroup Global Markets Inc. at +1 (212) 723-6106 (banks and brokers) or +1 (800) 558-3745 (toll-free) or via email at ny.liabilitymanagement@citi.com. Global Bondholder Services Corporation is acting as (i) the Information Agent (in such capacity, the “Information Agent”) for the Tender Offer and the Consent Solicitation, (ii) the Tender Agent (in such capacity, the “Tender Agent”) for the Tender Offer and (iii) the Tabulation Agent (in such capacity, the “Tabulation Agent”) for the Consent Solicitation. Requests for copies of the Statement should be directed to Global bondholder Services Corporation at +1 (212) 430- 3774 (banks and brokers) or +1 (855) 654-2014 (toll-free) or via email at contact@gbsc-usa.com.

This press release is for information purposes only and does not constitute or form part of an offer to sell or the solicitation of an offer to purchase or subscribe for securities, nor will there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The securities to be issued in the referred to herein have not been and will not be registered under the Securities Act of 1933 or applicable state securities laws, and may not be offered or sold in the United States or to U.S. persons (other than distributors) unless such securities are registered under the Securities Act of 1933, or an exemption from the registration requirements of that act is available.

About Borr Drilling
Borr Drilling Limited is an international drilling contractor incorporated in Bermuda in 2016 and listed on the New York Stock Exchange since July 31, 2019 and on Euronext Oslo Bors since May 21, 2026 under the ticker “BORR.” The Company owns and operates jack-up rigs of modern and high specification designs and provides services focused on the shallow-water segment to the offshore oil and gas industry worldwide. Please visit our website at www.borrdrilling.com.

Forward-Looking statements
This press release and related discussions include forward-looking statements made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements do not reflect historical facts and may be identified by words such as “anticipate”, “believe”, “continue”, “estimate”, “expect”, “intends”, “may”, “should”, “will”, “ensure”, “likely”, “aim”, “plan”, “guidance” and similar expressions and include statements regarding the Tender Offer, the Financing Transaction and other non-historical statements. Such forward-looking statements are subject to risks, uncertainties, contingencies and other factors that could cause actual events to differ materially from the expectations expressed or implied by the forward-looking statements included herein, including risks related to the Tender Offer including risks relating to the terms and conditions of the Tender Offer and the Financing Transaction and other risks and uncertainties, including those described in our most recent annual report on Form 20-F for the year ended December 31, 2025 and our other filings with the Securities and Exchange Commission. Such risks, uncertainties, contingencies and other factors could cause actual events to differ materially from the expectations expressed or implied by the forward-looking statements included herein. These forward-looking statements are made only as of the date of this release. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

The Board of Directors
Borr Drilling Limited
Hamilton, Bermuda

Questions should be directed to: Magnus Vaaler, CFO, +44 1224 289208